Term sheet To prospectus dated November 21, 2008, prospectus supplement dated November 21, 2008 and product supplement no. 207-A-I dated March 17, 2011	Term Sheet to Product Supplement 207-A-I Registration Statement No. 333-155535 Dated March 17, 2011; Rule 433

Structured Investments	$ Double Short Leverage Notes Linked to the J.P. Morgan US Treasury Note Futures (G) Tracker due March 28, 2013

General

  The notes are designed for investors who seek an inverse leveraged return linked to the J.P. Morgan US Treasury Note Futures (G) Tracker over the term of the notes. Investors should be willing to forgo periodic interest payments, and at maturity, be willing to lose some or all of their investment if the Index Return is positive or not sufficiently negative to offset the effect of the Investor Fee Amount, which could be as high as $28.00 per $1,000 principal amount note. Any payment on the notes is subject to the credit risk of JPMorgan Chase & Co.
  The notes will be accelerated if, on any day from and excluding the pricing date to and including the Observation Date, the Index closing level is greater than the Acceleration Trigger Level. Please see “Additional Key Terms — Acceleration Trigger Event” in this term sheet for more information.
  Senior unsecured obligations of JPMorgan Chase & Co. maturing March 28, 2013*
  Investing in the notes is not equivalent to taking a short position in the J.P. Morgan US Treasury Notes Futures (G) Tracker or any underlying 10-Year U.S. Treasury note futures contracts (the “10Y Treasury Futures Contracts”).
  Minimum denominations of $1,000 and integral multiples thereof
  The notes are expected to price on or about March 28, 2011 and are expected to settle on or about March 31, 2011.

Key Terms

Index:	The J.P. Morgan US Treasury Note Futures (G) Tracker (the “Index”)
Payment at Maturity:

At maturity, you will receive a cash payment, for each $1,000 principal amount note, calculated as follows:

$1,000 × [1 – (2 × Index Return)] + Additional Amount – Investor Fee Amount,

provided that your payment at maturity per $1,000 principal amount note will not be less than $0.

Your return on your initial investment will be reduced by the Investor Fee Amount and by twice any positive performance of the Index. Accordingly, you will lose some or all of your investment at maturity if the Index Return is positive or not sufficiently negative to offset the effect of the Investor Fee Amount.

For more information about the impact of an Acceleration Trigger Event, please see “Acceleration Trigger Event” below and “Description of Notes — Acceleration Trigger Event” in the accompanying product supplement no. 207-A-I.

Index Return:	Ending Index Level – Initial Index Level Initial Index Level
Initial Index Level:	The Index closing level on the pricing date, which is expected to be on or about March 28, 2011
Ending Index Level:	The Index closing level on the Observation Date
Additional Amount:

For each $1,000 principal amount note, the amount accrued on $1,000 at a rate per annum equal to the Cash Reference Rate calculated on the basis of the actual number of calendar days elapsed divided by 360 and compounded on each business day from and including the pricing date to, but excluding, the Observation Date.

If the notes are accelerated due to an Acceleration Trigger Event, the Additional Amount will accrue only for the period during which the notes are outstanding. Accordingly, the Additional Amount will be less than it would have been if the notes were not accelerated.

Investor Fee Amount:

(a) If the Observation Date is accelerated so that it occurs on or before March 31, 2012, $18.00 per $1,000 principal amount note, which reflects the Fixed Fee of 1.80%; and

(b) if the Observation Date is not accelerated or is accelerated so that it occurs after March 31, 2012, $28.00 per $1,000 principal amount note, which reflects the Fixed Fee of 1.80% and the Additional Fee of 1.00%

Fixed Fee:	1.80%
Additional Fee:	1.00%
Acceleration Trigger Event:

An Acceleration Trigger Event occurs if, on any day from and excluding the pricing date to and excluding the Observation Date, the Index closing level is greater than the Acceleration Trigger Level. If an Acceleration Trigger Event occurs, the Observation Date will be accelerated to the Accelerated Valuation Date and the Maturity Date will be accelerated as described under “— Maturity Date” below.

Acceleration Trigger Level:	130% of the Initial Index Level
Accelerated Valuation Date*:	The trading day immediately following the day on which an Acceleration Trigger Event occurs
Observation Date*:

March 25, 2013, subject to acceleration to the Accelerated Valuation Date following an Acceleration Trigger Event as described under “Description of Notes — Acceleration Trigger Event” in the accompanying product supplement no. 207-A-I.

Maturity Date*:	March 28, 2013, provided, however that if an Acceleration Trigger Event occurs, the Maturity Date will be the third business day following the Observation Date, as accelerated.
CUSIP:	48125XKE5
Other Key Terms:	See “Additional Key Terms” on page TS-1 of this term sheet.
*	Subject to postponement in the event of a market disruption event and as described under “Description of Notes — Payment at Maturity” and “Description of Notes — Postponement of the Observation Date” in the accompanying product supplement no. 207-A-I

Investing in the Double Short Leverage Notes involves a number of risks. See “Risk Factors” beginning on page PS-6 of the accompanying product supplement no. 207-A-I and “Selected Risk Considerations” beginning on page TS-2 of this term sheet.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this term sheet or the accompanying prospectus supplement and prospectus. Any representation to the contrary is a criminal offense.

	Price to Public (1)	Fees and Commissions (2)	Proceeds to Us

Per note	$1,000	$28	$972

Total	$	$	$

(1)	The price to the public includes the estimated cost of hedging our obligations under the notes through one or more of our affiliates.
(2)	J.P. Morgan Securities LLC, which we refer to as JPMS, acting as agent for JPMorgan Chase & Co., will be entitled to receive the Investor Fee Amount. If the Observation Date is not accelerated or is accelerated so that it occurs after March 31, 2012, the Investor Fee Amount will equal $28.00 per $1,000 principal amount note. If the Observation Date is accelerated so that it occurs on or before March 31, 2012, the Investor Fee Amount will equal $18.00 per $1,000 principal amount note. Under either of these circumstances, JPMS would use a portion of the Investor Fee Amount to allow selling concessions to other affiliated or unaffiliated dealers of approximately $8.00 per $1,000 principal amount note. The concessions of approximately $8.00 include concessions to be allowed to selling dealers and concessions to be allowed to any arranging dealer. The Investor Fee Amount includes the projected profits that our affiliates expect to realize, some of which may be allowed to other unaffiliated dealers, for assuming risks inherent in hedging our obligations under the notes. See “Plan of Distribution (Conflicts of Interest)” beginning on page PS-30 of the accompanying product supplement no. 207-A-I.

The notes are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

March 17, 2011

Additional Terms Specific to the Notes

JPMorgan Chase & Co. has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this term sheet relates. Before you invest, you should read the prospectus in that registration statement and the other documents relating to this offering that JPMorgan Chase & Co. has filed with the SEC for more complete information about JPMorgan Chase & Co. and this offering. You may get these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, JPMorgan Chase & Co., any agent or any dealer participating in this offering will arrange to send you the prospectus, the prospectus supplement, product supplement no. 207-A-I and this term sheet if you so request by calling toll-free 866-535-9248.

You may revoke your offer to purchase the notes at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase the notes prior to their issuance. In the event of any changes to the terms of the notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.

You should read this term sheet together with the prospectus dated November 21, 2008, as supplemented by the prospectus supplement dated November 21, 2008 relating to our Series E medium-term notes of which these notes are a part, and the more detailed information contained in product supplement no. 207-A-I dated March 17, 2011. This term sheet, together with the documents listed below, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the accompanying product supplement no. 207-A-I, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

  Product supplement no. 207-A-I dated March 17, 2011:
  http://www.sec.gov/Archives/edgar/data/19617/000089109211001810/e42290_424b2.pdf

  Prospectus supplement dated November 21, 2008:
  http://www.sec.gov/Archives/edgar/data/19617/000089109208005661/e33600_424b2.pdf

  Prospectus dated November 21, 2008:
  http://www.sec.gov/Archives/edgar/data/19617/000089109208005658/e33655_424b2.pdf

Our Central Index Key, or CIK, on the SEC website is 19617. As used in this term sheet, the “Company,” “we,” “us” and “our” refer to JPMorgan Chase & Co.

Additional Key Terms

Cash Reference Rate:

On any day, the Cash Reference Rate is the United States Federal Funds Effective Rate as published on Bloomberg at FEDL01 INDEX (or any successor page) on such day. If such day is not a business day, the Cash Reference Rate is the United States Federal Funds Effective Rate as published on Bloomberg at FEDL01 INDEX (or any successor page) on the immediately preceding business day.

J.P. Morgan US Treasury Note Futures (G) Tracker

The J.P. Morgan US Treasury Note Futures (G) Tracker (the “Futures Tracker” or the “Index”) was developed and is maintained and calculated by J.P. Morgan Securities Ltd.

The Futures Tracker is a notional, dynamic strategy that aims to replicate the returns of maintaining a long position in 10-Year U.S. Treasury notes futures contracts (each, a “10Y Treasury Futures Contract” and collectively, “10Y Treasury Futures”). At any given time, the Futures Tracker is composed of a single 10Y Treasury Futures Contract that is either the contract closest to expiration (each, the “Near Futures Contract”) or the next 10Y Treasury Futures Contract scheduled to expire immediately following the Near Futures Contract (the “Far Futures Contract”).

The Futures Tracker is published by Bloomberg L.P. under the ticker symbol “RFJGUSBE.”

The Futures Tracker notionally invests in a Near Futures Contract initially and maintains this notional exposure to 10Y Treasury Futures by closing out its position in the expiring Near Futures Contract and establishing a new position in a Far Futures Contract in a process referred to as “rolling.” The rolling process occurs quarterly, generally on the second to last Tracker Business Day of the month before the current futures contract in which the Index is notionally invested expires. For more information, see “The J.P. Morgan US Treasury Note Futures (G) Tracker” in the accompanying product supplement number no. 207-A-I.

The Index is described as a “notional” or “synthetic” portfolio or strategy because its reported value does not represent the value of any actual assets held by any person and there is no actual portfolio of assets in which any person has any ownership interest.

JPMorgan Structured Investments — Double Short Leverage Notes Linked to the J.P. Morgan US Treasury Note Futures (G) Tracker	TS-1

Selected Purchase Considerations

  INVERSE LEVERAGED APPRECIATION POTENTIAL — The notes provide the opportunity to obtain an inverse leveraged return at maturity, subject to the effect of the Investor Fee Amount and the Additional Amount. Because the notes reflect short exposure to the Index, the notes are subject to an embedded maximum return. Accordingly, assuming that the Additional Amount is $0.00 per $1,000 principal amount note and assuming the notes are not accelerated, the maximum payment at maturity will be $2,972 per $1,000 principal amount note. Because the notes are our senior unsecured obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.
  ADDITIONAL AMOUNT — The payment at maturity will reflect the Additional Amount, which may offset part of any Investor Fee Amount. The Additional Amount is based on the United States Federal Funds Effective Rate. The United States Federal Funds Effective Rate is the interest rate at which depository institutions lend balances at the Federal Reserve to other depository institutions overnight, calculated as a volume-weighted average of rates on trades arranged by major brokers. The target for the United States Federal Funds Effective Rate has been set at 0.00% to 0.25% since December 2008, and the United States Federal Funds Effective Rate was equal to 0.14% on March 16, 2011. The United States Federal Funds Effective Rate may remain at a low level for a considerable period. If the United States Federal Funds Effective Rate remains low over the term of the notes, the Additional Amount may not offset much of the Investor Fee Amount.
  POTENTIAL ACCELERATION — The notes will be accelerated if, on any day from and excluding the pricing date to and including the Observation Date, the Index closing level is greater than the Acceleration Trigger Level. If the notes are accelerated, you will lose some or all of your investment in the notes.
  EXPOSURE TO THE J.P. MORGAN US TREASURY NOTE FUTURES (G) TRACKER — The return on the notes reflects leveraged, inverse exposure to the performance of the J.P. Morgan US Treasury Note Futures (G) Tracker, which is intended to replicate the returns of maintaining a long position in the relevant 10Y Treasury Futures. At any given time, the Index is composed of a single Near Futures Contract or the Far Futures Contract. The Index maintains its notional exposure to 10Y Treasury Futures Contracts by closing out its position in the expiring Near Futures Contract and establishing a new position in a Far Futures Contract quarterly in a process referred to as “rolling.” See “The J.P. Morgan US Treasury Note Futures (G) Tracker” in the accompanying product supplement no. 207-A-I.
  CAPITAL GAINS TAX TREATMENT — You should review carefully the section entitled “Certain U.S. Federal Income Tax Consequences” in the accompanying product supplement no. 207-A-I. Subject to the limitations described therein, and based on certain factual representations received from us, in the opinion of our special tax counsel, Davis Polk & Wardwell LLP, it is reasonable to treat the notes as “open transactions” for U.S. federal income tax purposes and, assuming this characterization is respected, to treat the gain or loss on your notes as long-term capital gain or loss if you hold your notes for more than a year, whether or not you are an initial purchaser of notes at the issue price. However, the Internal Revenue Service (the “IRS”) or a court may not respect this characterization or treatment of the notes, in which case the timing and character of any income or loss on the notes could be significantly and adversely affected. In addition, in 2007 Treasury and the IRS released a notice requesting comments on the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments, such as the notes. The notice focuses in particular on whether to require holders of these instruments to accrue income over the term of their investment. It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; the relevance of factors such as the nature of the underlying property to which the instruments are linked; the degree, if any, to which income (including any mandated accruals) realized by Non-U.S. Holders should be subject to withholding tax; and whether these instruments are or should be subject to the “constructive ownership” regime, which very generally can operate to recharacterize certain long-term capital gain as ordinary income and impose an interest charge. While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the notes, possibly with retroactive effect. Both U.S. and Non-U.S. Holders should consult their tax advisers regarding the U.S. federal income tax consequences of an investment in the notes, including possible alternative treatments and the issues presented by this notice. Non-U.S. Holders should also note that they may be withheld upon unless they have submitted a properly completed IRS Form W-8BEN or otherwise satisfied the applicable documentation requirements.
  The discussion in the preceding paragraph, when read in combination with the section entitled “Certain U.S. Federal Income Tax Consequences” in the accompanying product supplement, constitutes the full opinion of Davis Polk & Wardwell LLP regarding the material U.S. federal income tax consequences of owning and disposing of notes.

Selected Risk Considerations

An investment in the notes involves significant risks. The notes do not guarantee any return of principal at, or prior to, the Maturity Date. Investing in the notes is not equivalent to investing directly in the Index or any of the 10Y Treasury Futures Contracts underlying the Index. In addition, your investment in the notes entails other risks not associated with an investment in conventional debt securities. These risks are explained in more detail in the “Risk Factors” section of the accompanying product supplement no. 207-A-I dated March 17, 2011.

  YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS — The notes may not return any of your investment. Your return on your initial investment will be reduced by the Investor Fee Amount and by twice any positive performance of the Index. Accordingly, you will lose some or all of your investment at maturity if the Index Return is positive or not sufficiently negative to offset the effect of the Investor Fee Amount.
  THE NOTES ARE BEARISH WITH RESPECT TO THE INDEX — If the level of the Index increases over the term of the notes, the Index Return will be positive, and therefore the payment, if any, at maturity will be adversely affected.
  YOUR RETURN ON THE NOTES REFLECTS LEVERAGE, WHICH WILL SUBSTANTIALLY INCREASE LOSSES CAUSED BY POSITIVE PERFORMANCE OF THE INDEX — Because your investment in the notes is leveraged, changes in the level of the Index will have a greater impact on the payment at maturity on your notes than would be the case with respect to notes that are unleveraged. In particular, any increase in the level of the Index will result in a significantly greater decrease in your payment at maturity, and you will suffer losses on your investment in the notes substantially more than you would if your notes were unleveraged.

JPMorgan Structured Investments — Double Short Leverage Notes Linked to the J.P. Morgan US Treasury Note Futures (G) Tracker	TS-2

  CREDIT RISK OF JPMORGAN CHASE & CO. — The notes are subject to the credit risk of JPMorgan Chase & Co. and our credit ratings and credit spreads may adversely affect the market value of the notes. Investors are dependent on JPMorgan Chase & Co.’s ability to pay all amounts due on the notes at maturity, and therefore investors are subject to our credit risk and to changes in the market’s view of our creditworthiness. Any decline in our credit ratings or increase in the credit spreads charged by the market for taking our credit risk is likely to affect adversely the value of the notes.
  POTENTIAL CONFLICTS — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as Note Calculation Agent — the entity that, among other things, determines your payment at maturity — and acting as sponsor and Index Calculation Agent of the Index and hedging our obligations under the notes. In performing these duties, the economic interests of the Note Calculation Agent, the sponsor of the Index and Index Calculation Agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes.
  OUR AFFILIATE, J.P. MORGAN SECURITIES LTD., OR JPMSL, IS THE INDEX CALCULATION AGENT AND MAY ADJUST THE INDEX IN A WAY THAT AFFECTS ITS LEVEL — JPMSL, one of our affiliates, acts as the Index Calculation Agent and sponsor of the Index and is responsible for calculating and maintaining the Index and developing the guidelines and policies governing its composition and calculation. The rules governing the Index may be amended at any time by JPMSL, in its sole discretion, and the rules also permit the use of discretion by JPMSL in specific instances, such as the right to substitute another futures contract. Unlike other indices, the maintenance of the Index is not governed by an independent committee. Although judgments, policies and determinations concerning the Index are made by JPMSL, JPMorgan Chase & Co., as the parent company of JPMSL, ultimately controls JPMSL.
  In addition, the policies and judgments for which JPMSL is responsible could have an impact, positive or negative, on the level of the Index and the value of your notes. JPMSL is under no obligation to consider your interests as an investor in the notes. Furthermore, the inclusion of the 10Y Treasury Futures Contracts in the Index is not a recommendation by us or JPMSL to invest in such futures contracts.
  EVEN IF THE LEVEL OF THE INDEX DECREASES, YOU MAY RECEIVE LESS THAN YOUR INITIAL INVESTMENT DUE TO THE INVESTOR FEE AMOUNT — Because the Investor Fee Amount reduces any return on your initial investment you will lose some or all of your investment at maturity if the Index Return is positive or not sufficiently negative to offset the effect of the Investor Fee Amount.
  THE ADDITIONAL AMOUNT MAY NOT OFFSET MUCH OF THE INVESTOR FEE AMOUNT — The Additional Amount is based on the Cash Reference Rate, which is the United States Federal Funds Effective Rate. The target for the United States Federal Funds Effective Rate has been set at 0.00% to 0.25% since December 2008, and the United States Federal Funds Effective Rate was equal to 0.14% on March 16, 2011. The United States Federal Funds Effective Rate may remain at a low level for a considerable period. If the United States Federal Funds Effective Rate remains low over the term of the notes, the Additional Amount may not offset much of the Investor Fee Amount.
  UNLIKE CERTAIN INVERSE LEVERAGED EXCHANGE-TRADED FUNDS AND EXCHANGE-TRADED NOTES, THE NOTES DO NOT INCLUDE A PERIODIC “RESET” MECHANISM — The notes operate differently from certain inverse leveraged exchange-traded funds and exchange-traded notes that have a periodic “reset” mechanism. The “reset” mechanism of such securities is applied so that the return will correspond to a fixed multiple (e.g., negative two times) of the periodic return on the underlying reference asset, before fees and expenses. This kind of reset mechanism has the impact of compounding the performance of the underlying reference asset on a periodic basis. The effect of compounding can be positive for the investor, particularly if there are consistently negative returns each day for the underlying reference asset.
  The notes have no reset mechanism and do not operate in this manner. The notes also do not target a fixed multiple (e.g., negative two times) of the periodic return of the Index. Instead, the notes are designed to target a return of negative two times the performance of the Index over the term of the notes, subject to the negative effect of the Investor Fee Amount. As a consequence, the returns on the inverse performance of the Index are not compounded.
  YOU WILL LIKELY LOSE SOME OR ALL OF YOUR INVESTMENT IF THE NOTES ARE ACCELERATED — The notes will be accelerated if, on any day from and excluding the pricing date to and including the Observation Date, the Index closing level is greater than the Acceleration Trigger Level. Because an Acceleration Trigger Event will occur only if the Index closing level is greater than the Initial Index Level by 30%, you will likely lose some or all of your investment upon an acceleration. In addition, if the notes are accelerated, the Additional Amount will accrue only for the period during which the notes are outstanding. Accordingly, the Additional Amount will be less than it would have been if the notes were not accelerated.
  THE ACCELERATION FEATURE MAY FORCE A POTENTIAL EARLY EXIT FROM YOUR INVESTMENT — If the notes are accelerated due to an Acceleration Trigger Event, the holding period could be significantly less than the full term of the notes. There is no guarantee that you would be able to reinvest the proceeds from an investment in the notes in an investment with similar characteristics.
  YOUR NOTES ARE SUBJECT TO AN EMBEDDED MAXIMUM RETURN AT MATURITY — Because the notes reflect short exposure to the Index, the notes are subject to an embedded maximum return. Accordingly, assuming that the Additional Amount is $0.00 per $1,000 principal amount note and assuming the notes are not accelerated, the maximum payment at maturity will be $2,972 per $1,000 principal amount note.
  JPMS AND ITS AFFILIATES MAY HAVE PUBLISHED RESEARCH, EXPRESSED OPINIONS OR PROVIDED RECOMMENDATIONS THAT ARE INCONSISTENT WITH INVESTING IN OR HOLDING THE NOTES. ANY SUCH RESEARCH, OPINIONS, OR RECOMMENDATIONS COULD AFFECT THE MARKET VALUE OF THE NOTES — JPMS and its affiliates publish research from time to time on financial markets and other matters that may influence the value of the notes, or express opinions or provide recommendations that are inconsistent with purchasing or holding the notes. JPMS and its affiliates may have published research or other opinions that call into question the investment view implicit in an investment in the notes. Any research, opinions or recommendations expressed by JPMS or its affiliates may not be consistent with each other and may be modified from time to time without notice. Investors should make their own independent investigation of the merits of investing in the notes and the Index and the 10Y Treasury Futures Contracts underlying the Index to which the notes are linked.
  CERTAIN BUILT-IN COSTS ARE LIKELY TO AFFECT ADVERSELY THE VALUE OF THE NOTES PRIOR TO MATURITY — While the payment at maturity, if any, described in this term sheet is based on the full principal amount of your notes, the original issue price of the notes includes the agent’s commission and the estimated cost of hedging our obligations under the notes. As a result, and as a general matter, the price, if any, at which JPMS will be willing to purchase notes from you in

JPMorgan Structured Investments — Double Short Leverage Notes Linked to the J.P. Morgan US Treasury Note Futures (G) Tracker	TS-3

  secondary market transactions, if at all, will likely be lower than the original issue price, and any sale prior to the Maturity Date could result in a substantial loss to you. This secondary market price will also be affected by a number of factors aside from the agent’s commission and hedging costs, including those set forth under “Many Economic and Market Factors Will Affect the Value of the Notes” below.
  The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your notes to maturity.
  THE INDEX COMPRISES NOTIONAL ASSETS — The exposure to 10Y Treasury Futures provided by the Index is purely notional and will exist solely in the records maintained by or on behalf of the Index Calculation Agent for the Index. There is no actual portfolio of assets to which any person is entitled or in which any person has any ownership interest. Consequently, you will not have any claim against any of the 10Y Treasury Futures underlying the Index or the related Treasury securities.
  INTEREST RATE RISK — Investing in the notes differs significantly from taking a short position in 10-Year US Treasury note futures contracts or the related Treasury notes to be held to expiration or maturity, as applicable, because the level of the Index changes, at times significantly, from day to day based upon the current market prices of the underlying 10Y Treasury Futures (and indirectly, the related Treasury notes). The market prices of these Treasury futures and notes are volatile and significantly influenced by a number of factors, particularly the yields on the Treasury futures/notes as compared to current market interest rates and the actual or perceived credit quality of U.S. government. As interest rates decline, the prices of fixed-income instruments, including the 10Y Treasury Futures underlying the Index (or the related Treasury notes), are likely to increase, which will have an adverse impact on your notes. Instruments with longer durations, such as the 10Y Treasury Futures (and the related Treasury notes) tend to be more sensitive to interest rate changes, usually making them more volatile than instruments with shorter durations. Interest rates are subject to volatility due to a variety of factors, including:
    sentiment regarding underlying strength in the U.S. economy and global economies;
    expectations regarding the level of price inflation;
    sentiment regarding credit quality in the U.S. and global credit markets;
    central bank policies regarding interest rates; and
    the performance of capital markets.
  Fluctuations in interest rates could affect the value of 10Y Treasury Futures, the Index and the notes.
  THE NOTES MAY BE SUBJECT TO INCREASED VOLATILITY — The Index is comprised of 10Y Treasury Futures, which are highly leveraged instruments. A futures contract on an underlying asset often displays considerably higher volatility than the underlying asset — in this case, the 10-Year U.S. Treasury notes. Futures contracts are often less liquid than their underlying asset. Accordingly, the use of these futures contracts as components of the Index may potentially result in higher volatility than in the absence of their usage.
  THE SETTLEMENT PRICES OF 10Y TREASURY FUTURES MAY NOT BE READILY AVAILABLE — The official settlement prices of the 10Y Treasury Futures Contracts are calculated and published by the Chicago Board of Trade (“CBOT”). The official settlement prices of the relevant 10Y Treasury Futures Contracts are used to calculate the level of the Index. Any disruption in CBOT trading of the relevant 10Y Treasury Futures Contracts could delay the release or availability of the official settlement price. This may delay or prevent the calculation of the Index.
  NO PERIODIC INTEREST PAYMENTS OR RIGHTS WITH RESPECT TO 10-YEAR TREASURY FUTURES — As a holder of the notes, you will not receive interest periodic payments, and you will not have rights to receive distributions or other rights that holders of the 10-Year Treasury Futures composing the Index (or the related 10-Year Treasury notes) would have.
  LACK OF LIQUIDITY — The notes will not be listed on any securities exchange. JPMS intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMS is willing to buy the notes.
  CONCENTRATION RISKS ASSOCIATED WITH THE INDEX MAY ADVERSELY AFFECT THE VALUE OF YOUR NOTES — The Index tracks a single futures contract that trades on CBOT, and thus is less diversified than other funds, investment portfolios or indices investing in or tracking a broader range of products and, therefore, could experience greater volatility. You should be aware that other indices may be more diversified than the Index in terms of both the number and variety of futures contracts on government notes. You will not benefit, with respect to the notes, from any of the advantages of a diversified investment and will bear the risks of a highly concentrated investment.
  THE INDEX HAS A LIMITED OPERATING HISTORY AND MAY PERFORM IN UNANTICIPATED WAYS — The Index was established on August 28, 2009 and therefore has a limited operating history. Any back-testing or similar analysis performed by any person in respect of the Index must be considered illustrative only and may be based on estimates or assumptions not used by the index calculation agent when determining the level of Index. Past performance should not be considered indicative of future performance.
  MANY ECONOMIC AND MARKET FACTORS WILL AFFECT THE VALUE OF THE NOTES — In addition to the level of the Index on any day, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:
    the expected volatility of the Index and in the prices of the 10Y Treasury Futures;
    the time to maturity of the notes;
    interest and yield rates in the market generally as well as in the U.S. Treasuries market;
    a variety of economic, financial, political, regulatory and judicial events; and
    our creditworthiness, including actual or anticipated downgrades in our credit ratings.

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Sensitivity Analysis — Hypothetical Payment at Maturity for Each Note

The following table illustrates the hypothetical total return at maturity on the notes. The “total return” as used in this term sheet is the number, expressed as a percentage, that results from comparing the payment at maturity per $1,000 principal amount note. The hypothetical payments at maturity set forth below assume that the notes have not been accelerated and assume an Initial Index Level of 200, a Cash Reference Rate of 0% and an Investor Fee Amount of $28.00. The hypothetical payments at maturity set forth below are for illustrative purposes only and may not be the actual payment at maturity applicable to a purchaser of the notes. For example, the Additional Amount will depend on the performance of the Cash Reference Rate and the Investor Fee Amount will depend on whether an Early Redemption Event occurs, neither of which will be known on the pricing date. The numbers appearing in the following table and examples have been rounded for ease of analysis.

Ending Index Level	Index Return	$1,000 × [1 – (2 × Index Return)		Additional Amount*		Investor Fee Amount*		Payment at Maturity*	Total Return*

300.00	50.00%	$0.00	+	$0.00	–	$28.00	=	$0.00	-100.00%
297.20	48.60%	$28.00	+	$0.00	–	$28.00	=	$0.00	-100.00%
280.00	40.00%	$200.00	+	$0.00	–	$28.00	=	$172.00	-82.80%
260.00	30.00%	$400.00	+	$0.00	–	$28.00	=	$372.00	-62.80%
240.00	20.00%	$600.00	+	$0.00	–	$28.00	=	$572.00	-42.80%
220.00	10.00%	$800.00	+	$0.00	–	$28.00	=	$772.00	-22.80%
210.00	5.00%	$900.00	+	$0.00	–	$28.00	=	$872.00	-12.80%
200.00	0.00%	$1,000.00	+	$0.00	–	$28.00	=	$972.00	-2.80%
198.00	-1.00%	$1,020.00	+	$0.00	–	$28.00	=	$992.00	-0.80%
197.20	-1.40%	$1,028.00	+	$0.00	–	$28.00	=	$1,000.00	0.00%
190.00	-5.00%	$1,100.00	+	$0.00	–	$28.00	=	$1,072.00	7.20%
180.00	-10.00%	$1,200.00	+	$0.00	–	$28.00	=	$1,172.00	17.20%
170.00	-15.00%	$1,300.00	+	$0.00	–	$28.00	=	$1,272.00	27.20%
160.00	-20.00%	$1,400.00	+	$0.00	–	$28.00	=	$1,372.00	37.20%
140.00	-30.00%	$1,600.00	+	$0.00	–	$28.00	=	$1,572.00	57.20%
120.00	-40.00%	$1,800.00	+	$0.00	–	$28.00	=	$1,772.00	77.20%
100.00	-50.00%	$2,000.00	+	$0.00	–	$28.00	=	$1,972.00	97.20%
80.00	-60.00%	$2,200.00	+	$0.00	–	$28.00	=	$2,172.00	117.20%
60.00	-70.00%	$2,400.00	+	$0.00	–	$28.00	=	$2,372.00	137.20%
40.00	-80.00%	$2,600.00	+	$0.00	–	$28.00	=	$2,572.00	157.20%
20.00	-90.00%	$2,800.00	+	$0.00	–	$28.00	=	$2,772.00	177.20%
0.00	-100.00%	$3,000.00	+	$0.00	–	$28.00	=	$2,972.00	197.20%

*	If the Observation Date were accelerated so that it occurs on or before March 31, 2012, the Investor Fee Amount would be equal to $18.00 per note, and the Payment at Maturity would be increased by $10.00 per note. If the notes are accelerated, the Additional Amount will accrue only for the period during which the notes are outstanding. Accordingly, the Additional Amount will be less than it would have been if the notes were not accelerated.

Hypothetical Examples of Amounts Payable at Maturity

The following examples illustrate how the hypothetical payments set forth in the table above are calculated.

Example 1: The Ending Index Level decreases from the Initial Index Level of 200 to an Ending Index Level of 180. Because the Ending Index Level of 180 is less than the Initial Index Level of 200, the investor receives a payment at maturity of $1,172 per note, calculated as follows:

$1,000 × [1 – (2 × – 10%)] + $0.00 – $28.00 = $1,172.00

Example 2: The Ending Index Level decreases from the Initial Index Level of 200 to an Ending Index Level of 198. Even though the Ending Index Level of 198 is less than the Initial Index Level of 200, the investor receives a payment at maturity of $992 per note, calculated as follows:

$1,000 × [1 – (2 × – 1%)] + $0.00 – $28.00 = $992.00

Example 3: The Ending Index Level increases from the Initial Index Level of 200 to an Ending Index Level of 240. Because the Ending Index Level of 240 is greater than the Initial Index Level of 200, the investor receives a payment at maturity of $572 per note, calculated as follows:

$1,000 × [1 – (2 × 20%)] + $0.00 – $28.00 = $572.00

Example 4: The Ending Index Level increases from the Initial Index Level of 200 to an Ending Index Level of 300. Because the Ending Index Level of 300 is greater than the Initial Index Level of 200, and because the payment at maturity per $1,000 note may not be less than $0 per $1,000 principal amount note, the investor receives a payment at maturity of $0 per $1,000 principal amount note.

JPMorgan Structured Investments — Double Short Leverage Notes Linked to the J.P. Morgan US Treasury Note Futures (G) Tracker	TS-5

Hypothetical Back-Tested and Historical Information

The following graph sets forth the hypothetical back-tested performance of the Index based on the hypothetical back-tested weekly Index closing levels from January 1, 2006 through August 21, 2009, and the historical performance of the Index based on the weekly Index closing values from August 28, 2009 through March 11, 2011. The Index was established as of the close of business on August 28, 2009. The Index closing level on March 16, 2011 was 194.86. We obtained the hypothetical back-tested Index closing levels below from Bloomberg Financial Markets. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Financial Markets.

The hypothetical back-tested historical levels of the Index should not be taken as an indication of future performance, and no assurance can be given as to the Index closing level on the pricing date or the Observation Date. We cannot give you assurance that the performance of the Index will result in any positive return on your initial investment. The hypothetical back-tested performance of the Index set forth in the following graph was calculated on materially the same basis as the performance of the Index is now calculated.

The hypothetical historical values above have not been verified by an independent third party. The back-tested, hypothetical historical results above have inherent limitations. These back-tested results are achieved by means of a retroactive application of a back-tested model designed with the benefit of hindsight.

Alternative modeling techniques or assumptions would produce different hypothetical historical information that might prove to be more appropriate and that might differ significantly from the hypothetical historical information set forth above. Hypothetical back-tested results are neither an indicator nor a guarantee of future returns. Actual results will vary, perhaps materially, from the analysis implied in the hypothetical historical information that forms part of the information contained in the chart above.

JPMorgan Structured Investments — Double Short Leverage Notes Linked to the J.P. Morgan US Treasury Note Futures (G) Tracker	TS-6